EXHIBIT 99.1
March 10, 2022
FERGUSON PLC
(THE "COMPANY")
GENERAL MEETING: RESULT OF SHAREHOLDER VOTE ON US PRIMARY LISTING

The Company is pleased to announce that, at its General Meeting held earlier today, the special resolution was passed by 95.49% of the votes cast, and the full results of the poll are set out in the table below. Following the vote, Ferguson will transfer its listing category from a premium listing to a standard listing on the London Stock Exchange (“LSE”) and its primary listing will be the New York Stock Exchange (“NYSE”).

Today’s announcement follows strong support from shareholders voting to implement the additional US listing in July 2020, and the commencement of trading of Ferguson’s ordinary shares on the NYSE on March 8, 2021.

Ferguson is a leading North American value-added distributor for its 34,000 suppliers and over one million customers across the US and Canada. Ferguson exists to make its customers’ complex projects simple, successful, and sustainable. Approximately 75% of US revenue is generated from #1 or #2 market positions, helping deliver $23 billion in revenue in fiscal year 2021 and putting Ferguson in a strong position to take advantage of an estimated $300 billion market opportunity. Ferguson operates in large, growing and fragmented end markets with a scaled global supply chain, value-added customized customer solutions, and multiple sales channels and fulfilment options.

Geoff Drabble, Chairman, said "We are delighted to see strong shareholder support on today’s vote as it marks the next step in our journey to a primary US listing. Ferguson's operations are 100% North American and the Board believes the US is the natural long-term primary listing location for the Company.”

The full text of the special resolution is set out in the Notice of General Meeting contained in the Circular dated February 8, 2022 (the “Circular”) and which is available on the Company's website, www.fergusonplc.com, within the Shareholder Center pages of the Investors & Media section.

As set out in the Circular, it is expected that the transfer of the Company’s listing category on the Official List of the Financial Conduct Authority (the “Official List”) from “Premium Listing (commercial company)” to “Standard Listing (shares)” will take effect on May 12, 2022, more than 20 business days after the passing of the special resolution in compliance with the Listing Rules.

General Meeting poll results

Resolution	For	%*	Against	%*	Votes Total	% Votes cast**	Votes Withheld ***
To approve the transfer of the Company’s listing category on the Official List from a Premium Listing to a Standard Listing	175,012,005	95.49%	8,275,399	4.51%	183,287,404	84.03%	10,868

*    percentage of votes cast excludes withheld votes
**    percentage of issued share capital (excluding 14,037,590 treasury shares)
***    For Jersey Law purposes, a vote withheld is not a vote in law and is not counted in the calculation of the proportion of the votes “For” or “Against” a resolution
As of March 8, 2022 the Company:

(i)had 232,171,182 issued ordinary shares of 10 pence, each ordinary share having one vote;
(ii)held 14,037,590 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended; and
(iii)accordingly, had total voting rights of 218,133,592.

Second quarter and half year results
As per the announcement dated March 1, 2022, Ferguson will issue its second quarter and half year 2022 results on March 15, 2022. A call with Kevin Murphy, Group Chief Executive and Bill Brundage, Group Chief Financial Officer, will commence later that day at 11:00 AM GMT / 7:00 AM ET.
Enquiries:
For further information please contact

Ferguson plc
Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	Mobile:	+1 757 603 0111
Graham Middlemiss, Group Company Secretary	Tel:	+44 (0)118 927 3800
Media Enquiries
Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad, David Litterick (Brunswick)	Tel:	+44 (0) 20 7404 5959
Jonathan Doorley (Brunswick)	Tel:	+1 917 459 0419
Notes to editors
Listing changes
Ferguson’s operations are now 100% focused on North America and the Board believes the US is the natural long-term listing location for the Company. As previously announced, after extensive shareholder consultation, the Company set out a two-step process to achieve an orderly and equitable path to achieving this aim. The first step has been achieved, with the additional US listing of ordinary shares becoming effective on the New York Stock Exchange on March 8, 2021, having been supported by over 99% of shareholders voting. In line with the timeline previously set out, today shareholders passed the special resolution by the requisite majority of not less than 75% of votes cast by which Ferguson will transfer its listing category from a premium listing to a standard listing on the LSE, which is expected to take effect on May 12, 2022. Thereafter, the Company’s primary listing will be the NYSE. Further details are available in the Circular on the Company’s website here: https://www.fergusonplc.com/en/investors-and-media/shareholder-center/agm.html.
About Ferguson plc
Ferguson is a $23B leading North American value-added distributor providing expertise, solutions, and products from infrastructure, plumbing and appliances to HVAC, fire, fabrication and more. We exist to make our customers’ complex projects simple, successful and sustainable. Ferguson plc is listed on the New York Stock Exchange (NYSE: FERG) and the London Stock Exchange (LSE: FERG). For more information, please visit www.fergusonplc.com or follow us on LinkedIn https://www.linkedin.com/company/ferguson-enterprises.
Cautionary note regarding forward-looking statements
Certain information included in this announcement is forward-looking, including within the meaning of the United States Private Securities Litigation Reform Act of 1995 and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and speak only as of the date on which they are made. Forward-looking statements can be identified by the use of forward-looking terminology such as “will,” “expect,” “continue,” or other variations or comparable terminology. Forward-looking statements include, among others, statements regarding the Company's intentions with regard to the relocation of the Company's primary listing to the US, which will be achieved by the transfer of its listing category from a premium listing to a standard listing on the London Stock Exchange, and statements or guidance regarding or relating to the Company’s future financial position or growth. Many factors could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: risks associated with the relocation of our primary listing to the US, expected to take effect May 12, 2022, and any volatility in our share price and shareholder base in connection therewith; weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control, including any macroeconomic or other consequences of the current conflict in Ukraine; adverse impacts caused by the COVID-19 pandemic (or related variants) or by any current or future vaccination and/or testing mandates; unsuccessful execution of our operational strategies; and the risks set forth in our Form 20-F filed with the Securities and Exchange Commission on September 28, 2021, under the heading "Risk Factors."

Forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.